MAIL STOP 3720

      April 17, 2006

Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
Ziv Towers, Building D
24 Raoul Wallenberg St.
Tel-Aviv 69719
Israel

Re:	Israel Growth Partners Acquisition Corp.
		Amendment No. 3 to Registration Statement on Form S-1
      Filed March 23, 2006
		File No. 333-128355

Dear Mr. Karp:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

General
1. We note the disclosure throughout the prospectus that the company will proceed with the business combination only if two conditions are met which include public stockholders owning less than 20% of the outstanding Class B shares in this offering both voting against the business combination and exercise their conversion rights. Please explain whether in the company`s view the 20% of the outstanding Class B shares threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination. We may have further comment.

Financial Statements

Notes to Financial Statements

Note 7 - Warrants and Option to Purchase Common Stock, F-10
2. We note your response to our prior comment 1; however, it is not clear how you determined the purchase price (i.e. purchase price, or
$.05 per warrant) was the best indication of fair value, considering the majority of the warrants were issued to individuals that serve as officers and advisors to the Company. Please note, where there is no quoted market price for a financial instrument it is appropriate to use option pricing models (such as the Black-Scholes model and binomial models) to estimate fair value. Refer to SFAS 133 (paragraph 313) and SFAS 107 (paragraph 25) for additional guidance and revise accordingly.

As stated in our prior comment 1, and considering your response to the comment above, please disclose the methodology used to determine fair value, the assumptions utilized within the model, and include a brief discussion on how the assumptions were determined.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:	Robert J. Mittman
	Fax: (212) 885-5001

	David Miller
	Graubard Miller
	405 Lexington Avenue
	New York, NY 10174



Mr. Matty Karp, Chairman
Israel Growth Partners Acquisition Corp.
April 17, 2006
P. 1